UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc ("NatWest Group")

19 March 2025

Notice of 2025 Annual General Meeting and Form of Proxy

The Annual General Meeting ("AGM") of NatWest Group will be held at Gogarburn, Edinburgh, EH12 1HQ at 10:00am on Wednesday 23 April 2025.

The Notice of Meeting, contained within the Letter to Shareholders, and Form of Proxy will be mailed or made available to shareholders shortly, together with the 2024 Strategic Report or the 2024 Annual Report and Accounts, as appropriate.  The 2024 Strategic Report and the 2024 Annual Report and Accounts are available to view online at investors.natwestgroup.com/annual-report. The Notice of Meeting will be available to view at natwestgroup.com/agm.

Copies of the Letter to Shareholders and Form of Proxy will also be submitted to the National Storage Mechanism today and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Shareholders will be able to attend the 2025 AGM in person and are also being invited to attend a live Virtual Shareholder Event ("Virtual Event"), which will be held at 6:00pm on 10 April 2025. By holding the Virtual Event as well as the physical AGM we are providing shareholders with the opportunity to engage with our Chair, Rick Haythornthwaite and our CEO, Paul Thwaite and ask questions prior to voting on the business of the AGM.

Shareholders will be able to ask questions related to the business of the AGM. Shareholders are requested to submit questions in advance of the meeting by emailing nwgagm@computershare.co.uk. This will allow questions to be addressed in a comprehensive and constructive manner during the Q&A session, which will precede the formal voting process at the AGM. A question registration desk will be available at the AGM venue for those shareholders attending the meeting in person who wish to register their question before the meeting. Shareholders attending the Virtual Event can also submit questions before or during the event.

Further details on the AGM and the Virtual Event, including how to ask questions at each event, can be found on pages 11 and 12 of the Letter to Shareholders. Shareholder who are unable to join the AGM or Virtual Event will be able to access recordings of both events at natwestgroup.com/agm.

We will also be offering the facility for intermediary shareholders to join the Virtual Event via the Investor Meet Company platform.  Further details on how to register can be found at https://www.investormeetcompany.com/natwest-group-plc/register.

Our webpage will also display answers to shareholder questions addressed during  the Virtual Event as soon as is practically possible following the event. Please note that shareholders who submit questions will be deemed to consent to their names being mentioned while their questions are addressed at the AGM or Virtual Event.

Shareholders can ensure their votes are counted at the AGM by submitting their proxies, either online or by post, so that they are received by the proxy voting deadline of 10:00am on 17 April 2025, or if attending the AGM, by voting at the meeting.

Business of the AGM

In addition to the routine AGM business, the following resolutions are being proposed:

Directors' remuneration policy
A resolution is being proposed to approve the Directors' remuneration policy (the "Policy") in the Directors' remuneration report as set out in the Annual Report for the year ended 31 December 2024.

The Policy sets out the proposed forward-looking policy for Directors and is subject to a binding shareholder vote, in line with UK legislation. The Policy details each element of remuneration for Directors and how this supports delivery of the Company's strategy and purpose. Provided that the new Policy is approved by shareholders, it will be capable of operating for a maximum period of three years, until the 2028 AGM at the latest. Once approved, payments can only be made to Directors if they are in accordance with the agreed Policy. If the Company wishes to make changes to the Policy during this period, then a new policy must be submitted to shareholders for approval.

Equity Convertible Notes ("ECN") authority
In line with the authorities approved by shareholders in 2024, which will expire on the earlier of the conclusion of our 2025 AGM or at the close of business on 30 June 2025, two resolutions are being proposed in order to renew authorities that will allow ordinary shares and equity securities to be allotted in connection with the issue of ECNs: the first an ordinary resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion; and the other a special resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion. If the proposed £1.5 billion authority is approved by shareholders, and subject to market conditions, the Company plans to issue up to £1.2 billion principal amount of ECNs in 2025.

If approved, these two resolutions will provide NatWest Group with flexibility to manage its capital through the issue of loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, NatWest Group's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

Authority to purchase own shares
In line with the authority approved by shareholders in 2024, which will expire on the earlier of the conclusion of our 2025 AGM or at the close of business on 30 June 2025, a resolution is being proposed as a special resolution that will, if approved, grant NatWest Group authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders for NatWest Group to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider this to be the case. NatWest Group will also require regulatory approval by the Prudential Regulation Authority for any purchase of NatWest Group ordinary shares.

Renewal of directed buyback authority
In line with the authority approved by shareholders in 2024, which will expire on the earlier of the conclusion of our 2025 AGM or at the close of business on 30 June 2025, a special resolution is being proposed to renew the authority granted to the Directors to make off-market purchases of NatWest Group ordinary shares from HM Treasury.

There is a Directed Buyback Contract currently in place which is limited to making such off-market purchases up to a maximum of 15% of NatWest Group's issued ordinary share capital from HM Treasury in any 12 month period. In practice, the operation of this resolution will be limited by the number of shares held by HM Treasury, which as at 13 March 2025, the latest practicable date prior to publication of the Notice of Meeting, is 4.82%.

If approved, this resolution, to make off market purchases of NatWest Group ordinary shares from HM Treasury, will provide the Board with flexibility to consider share buybacks.

Authority to purchase preference shares
A special resolution is being proposed that will authorise NatWest Group to make off-market purchases of the following issuances of securities:

(a) £242,454 5.5 per cent. Cumulative Preference Shares of £1.00; and
(b) £240,686 11.00 per cent. Cumulative Preference Shares of £1.00.

Having authority to buy back such preferences shares may provide NatWest Group with additional flexibility in the management of its capital base, taking into account other investment opportunities, including the ability to replace the preference shares with other forms of securities. The Directors intend to keep under review the potential to buy back any or all of the preference shares. The resolution specifies the maximum prices at which the preference shares may be purchased.

The Board recommends that shareholders vote in favour of all resolutions.

Name of contact and telephone number for queries:-
Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	19 March 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary